TYPE:  425
SEQUENCE:  1
DESCRIPTION:  LETTER FILED PURSUANT TO RULE 425



                                                                       Rule 425
                                               Filer:   Pacific Capital Bancorp
                                               Issuer:  Pacific Capital Bancorp
                                               Commission File Number:  0-11113


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                                          CONTACT:    CLAY LARSON (Monterey)
                                                      (831) 373-4900
                                                      VERN HORTON (Salinas)
                                                      (831) 757-4900
                                                      ED STEPHENSON (Hollister)
                                                      (831) 638-3349
                                                      TOM THOMAS (Santa Barbara)
                                                      (805) 564-6216


                            PACIFIC CAPITAL BANCORP
                          SIGNS MERGER AGREEMENT WITH
                               SAN BENITO BANK

        SALINAS, CALIFORNIA, FEBRUARY 3, 2000 - Pacific Capital Bancorp (Nasdaq:SABB), holding company for First National Bank of Central California, its affiliate South Valley National Bank, and Santa Barbara Bank & Trust, announced today that it has signed a merger agreement with Hollister, California-based San Benito Bank (OTC BB:SABH).

        The acquisition presents a significant opportunity for in-market savings and is expected to be accretive to Pacific Capital Bancorp earnings within the first full year of operation. It will be accounted for under the pooling of interests method of accounting for business combinations. Under the terms of the agreement, each outstanding share of San Benito Bank common stock will be converted into the right to receive .605 shares of Pacific Capital Bancorp common stock. Based on the closing price of Pacific Capital Bancorp common stock on Thursday, February 3, of $30 per share, the transaction is valued at $51.8 million, representing 2.80 times San Benito Bank's book value at December 31, 1999, and 22.9 times the bank's 1999 earnings. The transaction, which is subject to regulatory approval and the approval of San Benito Bank shareholders, is expected to close during the second quarter of 2000.

        San Benito Bank operates three offices in San Benito County, in the communities of Hollister and San Juan Bautista, and an office in Gilroy, in Santa Clara County. Pacific Capital Bancorp is the parent of a 37-office community bank network serving customers in six Central Coast counties. First National Bank of Central California maintains branches in Monterey, Salinas
(2), Carmel, Watsonville, and Soledad. Offices in Gilroy, Morgan Hill, Hollister and San Juan Bautista operate under the name South Valley National Bank. Santa Barbara Bank & Trust operates 27 offices in Santa Barbara and West Ventura counties.

        At December 31, 1999, San Benito Bank reported net income of $2.26 million and assets of $201 million. Pacific Capital Bancorp reported record earnings of $44.3 million, and assets of $2.78 billion at year-end 1999.

        "This is a very natural and timely combination of community banks which have similar philosophies on serving their customers and communities," said Clayton C. Larson, Vice Chairman of Pacific Capital Bancorp and President of First National Bank of Central California. "San Benito Bank's commitment to 'COMMUNITY BANKING AT ITS BEST' is a perfect fit with our dedication to legendary service to the customers and communities we serve. Bringing this organization into the Pacific Capital Bancorp network of community banks is an excellent next growth step for us as we continue to position ourselves as THE bank of choice along the Central Coast."

        "We are very enthusiastic about our alliance with Pacific Capital Bancorp," said Gerald T. McCullough, Chairman of the Board of San Benito Bank, which has served its local markets since 1984. "Our board considered a number of possible affiliations and, after careful review, unanimously concluded that joining the Pacific Capital Bancorp community bank network offers the best opportunity for our bank, our community and our shareholders. The current market for our stock is not very active, and we feel that our shareholders will benefit from owning stock in a company with greater market liquidity and a favorable dividend policy."

        "As the pressures on community banks increase, it is imperative for those organizations that strive to continue serving their markets with superior service to align with other institutions that share their operating philosophy," said Edward T. Stephenson, President & Chief Executive Officer of San Benito Bank. "Our alliance with Pacific Capital Bancorp will allow us to preserve the name and identity of San Benito Bank."

        Stephenson will remain President of San Benito Bank, which will become an affiliate of First National Bank of Central California. One member of the San Benito Bank board will be nominated for election to the Pacific Capital Bancorp board of directors at the company's annual shareholders' meeting in 2001, and additional members of the current board of San Benito Bank will join the board of First National Bank of Central California following the close of the transaction.

        "We intend to maintain the high level of service that San Benito Bank customers have come to expect from their financial institution," said Vernon Horton, Vice Chairman of Pacific Capital Bancorp and Chairman of the Board of First National Bank of Central California, "which includes the local leadership, authority and decision making that sets community banks apart from their larger competitors. Additionally, we are looking forward to providing our new customers with some exciting new banking products and services which they've not had before, including trust and investment services, international banking, trade finance, and the largest proprietary ATM network on the Central Coast.

        "Overall," said Horton, "we believe that the alliance between these highly-respected community banks will result in the best of both worlds for our customers - all the products and services of a big bank, delivered with the same personalized high quality service our customers have come to expect from their local banker."

        THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATION AND BUSINESS OF PACIFIC CAPITAL BANCORP. THESE INCLUDE STATEMENTS THAT RELATE TO OR ARE DEPENDENT ON ESTIMATES OR ASSUMPTIONS RELATING TO THE PROSPECTS OF CONTINUED LOAN GROWTH, IMPROVED CREDIT QUALITY AND CERTAIN OPERATING EFFICIENCIES RESULTING FROM THE INTEGRATION OF COMBINED OPERATIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE AMONG FINANCIAL SERVICES COMPANIES INCREASES SIGNIFICANTLY; (2) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (3) GENERAL ECONOMIC CONDITIONS, INTERNATIONALLY, NATIONALLY OR IN THE STATE OF CALIFORNIA ARE LESS FAVORABLE THAN EXPECTED; (4) LEGISLATION OR REGULATORY REQUIREMENTS OR CHANGES ADVERSELY AFFECT THE BUSINESS IN WHICH THE COMBINED ORGANIZATION WILL BE ENGAGED; AND (5) OTHER RISKS DETAILED IN THE PACIFIC CAPITAL BANCORP REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

        THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. PACIFIC CAPITAL BANCORP WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE SECURITIES OF PACIFIC CAPITAL BANCORP TO BE OFFERED AND ISSUED TO SHAREHOLDERS OF SAN BENITO BANK IN THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT WILL INCLUDE A PROSPECTUS/PROXY STATEMENT WHICH WILL BE SENT TO SHAREHOLDERS OF SAN BENITO BANK SEEKING THEIR APPROVAL OF THE PROPOSED TRANSACTION. WHEN FILED, THE REGISTRATION STATEMENT CAN BE OBTAINED FREE OF CHARGE AT THE INTERNET WORLD WIDE WEBSITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV.


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